SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MATERIAL FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

Fiscal ID (CNPJ): 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR. B; LATIBEX: XELT. O&XELT. B), pursuant to article 157, paragraph 4, of Law No. 6,404, of December 15, 1976 ("Brazilian Corporations Law"), CVM Resolution No. 44, of August 23, 2021, and CVM Resolution No. 78, of March 29, 2022 ("CVM Resolution 78"), in continuity with the material fact disclosed on August 11, 2023 and the notice to the market disclosed on September 16, 2024, informs its shareholders and the market in general that the Company's Board of Directors resolved, on this date, to submit to the shareholders holding common shares of the Company the Management Proposal for the Ordinary and Extraordinary General Meeting, to be held on April 29, 2023 ("EGM"), which proposes to the Company's shareholders the merger of Eletrobras Participações S.A. – Eletropar ("Eletropar") by Eletrobras.

In compliance with Exhibit A of CVM Resolution 78, the Company presents the following information:

1.                Identification of the companies involved in the operation and a brief description of the activities performed by them.

Centrais Elétricas Brasileiras S/A: Eletrobras, was incorporated by Law No. 3,890-A, of June 11, 1962, in the form of a mixed-capital corporation, with the attribution of promoting studies, construction and operation projects of generation plants, transmission and distribution lines of electricity, as well as entering into acts of commerce arising from these activities, such as the commercialization of electricity, which made Eletrobras contribute decisively to the expansion of the supply of electricity and the development of the country. Eletrobras operates in the generation, transmission and commercialization of electricity in the country and contributes to making the Brazilian energy matrix one of the cleanest and most renewable in the world.

Eletrobras Participações S.A. – Eletropar: Eletropar is a joint stock company registered with the CVM, with shares traded on the B3 stock exchange under the code LIPR3. Controlled by Eletrobras, Eletropar was created on January 29, 1996 by Law No. 9,163, of December 15, 1995, as a result of the spin-off of Eletropar. December 15, 1995, as a result of the spin-off of LIGHT - Serviços de Eletricidade S.A. its corporate purpose is to hold a stake in Eletropaulo Metropolitana Eletricidade de São Paulo S.A. – ELETROPAULO.

2.                Description and purpose of the operation

The transaction will comprise the merger of Eletropar by Eletrobras ("Merger"), pursuant to articles 224 to 227 and 264 of the Brazilian Corporations Law.

This document may contain estimates and projections that are not statements of facts that have occurred in the past, but reflect beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in the volumes and pattern of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections speak only as of the date on which they are expressed, and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

As a consequence of the Merger, Eletrobras will succeed all of Eletropar's rights and obligations and Eletropar will be extinguished.

Eletrobras has prepared its own structure for the absorption of Eletropar's social businesses. As a result, after the implementation of the Merger, Eletrobras will operate the activities of Eletropar, while the latter will be absorbed by Eletrobras and will be extinguished.

3.                Main benefits, costs and risks of the operation

Benefits of the Merger. In view of the extinction of Eletropar, due to the Merger, there will be: (i) simplification of Eletrobras' corporate structure; (ii) higher levels of corporate governance in relation to the activities previously carried out by Eletropar (since such activities will now be carried out directly by Eletrobras); and (ii) greater speed in the decision-making process of the activities previously carried out by Eletropar (since such decision-making process will be exercised directly by Eletrobras).

Merger Costs. The Company's management estimates that the costs of carrying out the Merger will be in the order of approximately R$1,500.000,00, including expenses with publications, auditors, appraisers, lawyers and other professionals hired to advise on this case.

Risks of the Merger. The Company's Management does not foresee relevant risks in the implementation of the Merger.

4.                Ratio of replacement of shares and criterion for setting the ratio of replacement

The shares issued by Eletropar not yet held by the Company will be replaced by common shares issued by the Company. The respective share replacement ratio was the one recommended by Eletropar's special independent committee, constituted for the purpose of trading and recommending the share exchange ratio of the companies involved, which is 1 common share issued by Eletropar for 0.80 common share issued by Eletrobras.

At a meeting held on March 27, 2025, Eletropar's Board of Directors approved the exchange ratio of 1 ordinary share issued by Eletropar for 0.80 ordinary shares issued by Eletrobras.

5.                Whether the transaction has been or will be submitted for approval by Brazilian or foreign authorities

Merger does not depend on the submission to, or approval of, any Brazilian or foreign authority.

6.                In transactions involving controlling companies, subsidiaries or companies under common control, the share replacement ratio calculated in accordance with article 264 of the Brazilian Corporations Law.

This document may contain estimates and projections that are not statements of facts that have occurred in the past, but reflect beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in the volumes and pattern of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections speak only as of the date on which they are expressed, and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

With respect to a merger of a company by its respective controlling company (as is the case of the Merger), paragraph 3 of article 264 of the Brazilian Corporations Law establishes that, if the ratio of substitution of shares of the merged company for shares of the acquiring company is less favorable than that indicated by the appraisal report prepared for the purposes of article 264 of the Brazilian Corporation Law, the right of withdrawal of the dissident shareholders will be calculated based on the appraisal value indicated in the report in question, provided that they request it within the stipulated time. Such appraisal reports were contracted by the Company and Eletropar with Ernst & Young Assessoria Empresarial Ltda. (EY), and such contracting will be subject to ratification by the Company's shareholders at the EGM.

It should be noted that the ratio of replacement of Eletropar shares by Eletrobras shares in the context of the Merger calculated based on the appraisal reports prepared for the purposes of the aforementioned article 264 is 1 (one) common share of Eletropar for 0.5296 common share of Eletrobras, therefore less advantageous for Eletropar's shareholders than the replacement ratio proposed in the Protocol and Justification of the transaction, that is, the one proposed by the special independent committee of Eletropar.

Thus, the provisions of article 264, paragraph 3, of the Brazilian Corporations Law are not applicable to Eletropar's dissident shareholders, in such a way that the right of withdrawal of such shareholders will be equivalent to the value of the book value of equity as stated in Eletropar's financial statements as of December 31, 2023, approved at Eletropar's ordinary general meeting held on April 29, 2024, amounting to BRL18.4635 per share.

As to the Company, the Brazilian Corporations Law or any other applicable law does not provide for the right of withdrawal to shareholders who dissent from Eletrobras due to the Merger.

According to the procedure provided for in article 137, item IV, of the Brazilian Corporations Law, for the purpose of exercising the right of withdrawal, Eletropar's shareholders must manifest themselves within 30 days from the publication of the minutes of Eletropar's shareholders' meeting approving the Merger.

7.                Applicability of the right of withdrawal and amount of the refund

The Brazilian Corporation Law or any other applicable law does not provide for the right of withdrawal to shareholders who dissent from Eletrobras due to the Merger.

As provided for in article 137, paragraph 3, of the Brazilian Corporation Law, in the 10 days following the end of the period for the exercise of the right of withdrawal, if Eletropar's management bodies understand that the payment of the price of the reimbursement of the shares to the dissident shareholders who exercised the right of withdrawal will jeopardize the financial stability of Eletropar, they are entitled to call the General Assembly to ratify or reconsider the resolution. Notwithstanding, the Merger is effective from the date of the EGM, pursuant to paragraph 3 of article 252 of the Brazilian Corporation Law.

This document may contain estimates and projections that are not statements of facts that have occurred in the past, but reflect beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in the volumes and pattern of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections speak only as of the date on which they are expressed, and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

The effective payment of the reimbursement amount to the dissident shareholders who exercised the right of withdrawal may only be required after the 10-day period referred to above (if the retraction meeting has not been called) or after the ratification of the resolution by the general meeting (if it has been called within that period). If the meeting reconsiders the resolution, the Merger will no longer be implemented and there will be no withdrawal or refund.

In addition, the reimbursement of shares may be paid from profits or reserves, except for the legal reserve, and in this case, the reimbursed shares will be held in treasury, as established by article 45, paragraph 5, of the Brazilian Corporation Law.

8.                Other relevant information

The list of documents required for the exercise of voting rights at the EGM, which will resolve on the Merger, are available to the Company's shareholders as of this date at the Company's headquarters and on the Company's (https://ri.eletrobras.com/), CVM (https://www.gov.br/cvm/pt-br) and B3 (www.b3.com.br) websites, and may be consulted by the Company's shareholders, in accordance with the applicable regulations.

The Company will keep its shareholders and the market in general informed about the evolution of the matters subject to this material fact.

Rio de Janeiro, March 28, 2025.

Eduardo Haiama

Chief Financial and Investor Relations Officer

This document may contain estimates and projections that are not statements of facts that have occurred in the past, but reflect beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in the volumes and pattern of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections speak only as of the date on which they are expressed, and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.